SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 10-C

                 Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-176

                              or 15d-17 thereunder

                             Ohio Valley Banc Corp.
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                 (Exact name of issuer as specified in charter)

                    420 Third Avenue, Gallipolis, Ohio 45631
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                    (Address of principal executive offices)

Issuer's telephone number, including area code     (614) 446 - 2631
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security: Common Shares, Without Par Value
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2. Number of shares outstanding before the change: 1,326,326 shares outstanding
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3. Number of shares outstanding after the change: 1,768,074 shares outstanding
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4. Effective date of change: May 10, 1997
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5. Method of change: Stock Split (33-1/3%)
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       Give brief description of transaction: Issued four shares for every three
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shares owned.
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                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change:
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2. Name after Change:
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3. Effective date of charter amendment changing name:
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4. Date of shareholder approval of change, if required:
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Date:  May 21, 1997                          /s/ Larry E. Miller
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                                             Larry E. Miller, II, Vice President